Exhibit 4.7
SIXTH AMENDMENT
to the
RESTATEMENT OF THE
MOOG INC. RETIREMENT SAVINGS PLAN
WHEREAS, pursuant to Section 10.1 of the Moog Inc. Retirement Savings Plan (the “Plan”), Moog Inc. (the “Corporation”) reserved the right to amend the Plan; and
WHEREAS, the Corporation wishes to amend the Plan to rescind Section 7.6(d), which was added to the Plan by the previously adopted Fifth Amendment;
NOW, THEREFORE, the Plan is hereby amended as follows:
1.Section 7.6(d), as added to the Plan by the Fifth Amendment, is hereby rescinded and deleted from the Plan in its entirety, and that provision is hereby declared null and void ab initio.
To the extent that any provisions of this Amendment are inconsistent with Plan provisions, this Amendment will supersede the Plan. In all other respects, the Plan remains unchanged.

MOOG INC.
Dated: May 3, 2016                By: /s/ Gary A. Szakmary
Name: Gary A. Szakmary
Title: VP & CHRO

031407.00096 Business 14759087v1